ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sarah Sidwell & Jennifer Angelini

Re:	MicroVision, Inc.
Registration Statement on Form S-3
Filed October 25, 2024
File No. 333-282840

Dear Ms. Sidwell and Ms. Angelini:

On behalf of MicroVision, Inc. (“MicroVision” or the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”), via EDGAR, the following response to the comment from the staff of the Commission (the “Staff”) in the Staff’s letter dated November 5, 2024 on the above-referenced Registration Statement on Form S-3, filed on October 25, 2024 (the “Registration Statement”). For reference purposes, the comment contained in the Staff’s letter is reproduced below in italics and the corresponding response appears below the comment.

Registration Statement on Form S-3 filed October 25, 2024

General

1.	We note that you seek to register shares of common stock underlying the Convertible Note that are issuable in the future. Section 1(e) of the Securities Purchase Agreement, dated October 14, 2024, states that the Buyer “shall only be required to purchase from the Company such Subsequently Purchased Notes as is set forth on the applicable Subsequently Purchased Notes Notice if such Subsequently Purchased Notes Notice is accepted by the Buyer exercising its sole discretion.” Please note that it is not appropriate to register the resale of common stock underlying a convertible security that has not yet been issued unless the selling shareholder is irrevocably bound to purchase the convertible security and is at market risk at the time the registration statement is filed. Here, it appears that the Buyer is able to exercise its discretion in purchasing Subsequently Purchased Notes, and so is not irrevocably bound to purchase the securities. Please revise your registration statement as necessary to remove the resale of all shares underlying the Subsequently Purchased Notes, or advise. Refer to Question 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

Response to Comment 1:

The Company advises the Staff that the Registration Statement does not seek to register shares of common stock underlying the Convertible Note that are issuable in the future. Instead, the Registration Statement registers only the resale of shares of Common Stock underlying the “Initial Purchased Notes” contemplated by the Securities Purchase Agreement in the aggregate principal amount of $45,000,000. As disclosed in the Registration Statement, the shares offered thereby are issuable pursuant to the senior secured convertible note sold by the Company pursuant to the Securities Purchase Agreement in a private placement that the Company consummated on October 23, 2024. The resale of shares of Common Stock underlying any Subsequently Purchased Notes, if any, would be registered separately. The Company therefore respectfully submits that no revision to the Registration Statement is necessary to address the concern raised by the Staff.

Please do not hesitate to call me at (617) 951-7063 with any questions or further comments you may have regarding this filing.

Sincerely,
/s/ Thomas Fraser

Thomas Fraser

cc:	Drew G. Markham (MicroVision, Inc.)